UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
MENTOR CORPORATION
(Name of Subject Company)
MENTOR CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
587188103 (Common Stock)
(CUSIP Number of Class of Securities)
Joseph A. Newcomb, Esq.
Vice President, General Counsel and Secretary
Mentor Corporation
201 Mentor Drive
Santa Barbara, California 93111
(805) 879-6000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With a Copy to:
Scott M. Stanton, Esq.
Morrison & Foerster llp
12531 High Bluff Drive
San Diego, California 92130
(858) 720-5100
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Dear Clinical Investigator:
I am writing you today to inform you of an important next stage in the evolution of Mentor Corporation (“Mentor”) as an aesthetics market leader. Mentor and Johnson & Johnson announced today an agreement whereby Johnson & Johnson will acquire Mentor. The offer is conditioned on the tender of a majority of the outstanding shares of Mentor’s common stock, and certain other closing conditions.
We are excited for Mentor to join the Johnson & Johnson family of companies because of their established track record of enabling acquired companies to continue to operate as highly entrepreneurial organizations while enhancing the products and services they are able to deliver to their customers. Mentor and Johnson & Johnson are both dedicated to continuing to deliver the best science, level of service and a broad range of surgical aesthetic, reconstructive, and therapeutic products to meet both customer and patient needs.
Mentor will operate as a stand-alone business unit reporting through ETHICON, Inc., a Johnson & Johnson company and leading provider of suture, mesh and other products for a wide range of surgical procedures. ETHICON is excited to strengthen its presence in aesthetic and reconstructive medicine by delivering a broad range of evidence-based solutions for innovation and enhanced patient outcomes. ETHICON and Mentor share a belief in the future growth of breast aesthetics in particular, and in the important role of breast aesthetics in patients’ self esteem and quality of life. This new alliance will also benefit our purified botulinum toxin product program by allowing a more rapid expansion and broader reach into therapeutic markets.
Mentor prides itself in having provided innovative products and best-in-class service to surgeons worldwide for over 30 years. Mentor’s success in establishing itself as the leader in aesthetic surgery is due to your participation in our clinical studies. As a contributor to this vital effort we want to recognize your support for our company and reassure you of our continued commitment to you and your patients.
We look forward to your ongoing support and collaboration as we continue to service the medical community.
Sincerely,
Josh Levine
President and Chief Executive Officer
Mentor Corporation

Notice to Investors:
The tender offer for the outstanding shares of common stock of Mentor Corporation (“Mentor”), has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Johnson & Johnson and a wholly-owned subsidiary of Johnson & Johnson will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Mentor will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to the stockholders of each of Mentor and Johnson & Johnson at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.